ICAHN ENTERPRISES L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

August 21, 2012

Board of Directors
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

Gentlemen:

At the time we made our original offer on August 6th to take CVR Energy private, we stated that we were willing to pay $29.00 per share but in no event would we consider paying more than $30 per share. Since then a number of market conditions have changed, including a significant widening of crack spreads. We no longer think that the proposed transaction is feasible at this time and we hereby withdraw it.

Very truly yours,

ICAHN ENTERPRISES L.P.

By: /s/ Carl C. Icahn
       Name: Carl C. Icahn
       Title: Chairman of the Board